                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                     Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                       and

                                  SCHEDULE 13D

                                (Amendment No. 1)

                                Zycon Corporation
                            -------------------------
                            (Name of Subject Company)

                                Hadco Corporation
                             Hadco Acquisition Corp.
                             -----------------------
                                    (Bidders)

                     Common Stock, Par Value $.001 per share
                     ---------------------------------------

                                   989852-10-8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Andrew E. Lietz
                             Chief Executive Officer
                                Hadco Corporation
                                12A Manor Parkway
                           Salem, New Hampshire 03079
                                 (603) 898-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              ---------------------

                                    Copy to:

                            Stephen A. Hurwitz, Esq.
                              George W. Lloyd, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                High Street Tower
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000

                              ---------------------

                            CALCULATION OF FILING FEE
                            -------------------------

--------------------------------------------------------------------------------

Transaction Valuation*                                 Amount of Filing Fee
--------------------------------------------------------------------------------

$212,853,600                                           $42,570.12

--------------------------------------------------------------------------------


* For Purposes of calculating fee only. This amount assumes the purchase of 11,056,000 shares of common stock, $.001 par value per share (the "Shares") of Zycon Corporation outstanding at December 4, 1996, plus 769,200 Shares issuable upon the exercise of options outstanding at December 4, 1996, at $18.00 per Share in cash.

[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------

Amount Previously Paid:       $42,570.12
                              ------------------------------------------

Form or Registration No.:     Schedule 14D-1 and Schedule 13D
                              ------------------------------------------

Filing Party:                 Hadco Acquisition Corp., Hadco Corporation
                              ------------------------------------------

Date Filed:                   December 11, 1996
                              ------------------------------------------

----------------------
CUSIP No.  989852-10-8
----------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hadco Acquisition Corp.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*

                                                                       (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(:)

         N/A
                                                                           [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,796,104

--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

         N/A
                                                                           [ ]

--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         97.6 percent

--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

----------------------
CUSIP No.  989852-10-8
----------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hadco Corporation

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*

                                                                       (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         BK

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                           [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Commonwealth of Massachusetts

--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,796,104

--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

         N/A
                                                                           [ ]

--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         97.6 percent

--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

         This Amendment No. 2 amends and supplements the Schedule 14D-1 (the "Schedule 14D") and is Amendment No. 1 to Schedule 13D ("Schedule 13D") relating to the tender offer by Hadco Acquisition Corp., a Delaware corporation ("Purchaser"), and Hadco Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Zycon Corporation, a Delaware corporation (the "Company"), at $18 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together, and with any amendments or supplements thereto, collectively constitute the "Offer"). All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

              ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         Item 5 is hereby amended by the addition of the following:

                  On January 10, 1997, the Parent, as sole stockholder of Purchaser, approved the Merger of the Purchaser with and into the Company, with the Company as the surviving corporation. Immediately after the acceptance for payment of the Shares tendered in the Offer as described below, all of the directors of the Comnpany resigned.

              ITEM 6.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is hereby amended by the addition of the following:

         Following the expiration of the Offer at 12:00 midnight on January 9, 1997, Purchaser accepted for payment all 10,796,104 Shares (representing 97.6% of the outstanding Shares) that had been validly tendered and not withdrawn in the Offer.

         Item 11 is hereby amended as follows:

         (a)(11)     Text of Press Release issued by Parent on January 10, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 1997


                                          HADCO CORPORATION



                                          By: /s/ Timothy P. Losik
                                              ----------------------------------
                                              Name:  Timothy P. Losik
                                              Title: Chief Financial Officer,
                                                     Vice President and
                                                     Treasurer



                                          HADCO ACQUISITION CORP.



                                          By: /s/ Timothy P. Losik
                                              ----------------------------------
                                              Name:  Timothy P. Losik
                                              Title: Vice President,
                                                     Treasurer and Secretary

                                  EXHIBIT INDEX

Exhibit No.              Description                                    Page No.
-----------              -----------                                    --------

(a)(11)                  Text of Press Release issued by Parent
                         on January 10, 1997